Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Sauer-Danfoss, Inc.
Employee Benefit Committee
Sauer-Danfoss LaSalle Factory Employee Savings Plan

We consent to the incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss, Inc. of our report dated May 23, 2006, with respect to the statement of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2005, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedule of assets held at the end of year as of  December 31, 2005, which report appears in the December 31, 2005 Annual Report on Form 11-K of the Sauer-Danfoss LaSalle Factory Employee Savings Plan.

LWBJ, LLP

West Des Moines, Iowa
June 27, 2006